Filed by CorpAcq Group Plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp VII

Commission File No.: 001-40051

July 29, 2024

Business Update Script

Opening Forward-Looking Statement

Speaker: ICR

Good day and welcome to the CorpAcq Holdings Limited Business Update Conference Call. Please note this call is being recorded. With us today are Simon Orange, Chairman of the Board of CorpAcq and Michael Klein, Chairman of the Board of Churchill Capital Corp VII.

Before we begin, I'd like to remind everyone that this call may contain predictions, estimates, or other information that might be considered forward-looking. These forward-looking statements include statements about the growth of CorpAcq's business, the anticipated benefits of business combination between CorpAcq and Churchill, expectations regarding preliminary, unaudited financial results, and other non-historical statements. These forward-looking statements represent CorpAcq's and Churchill's current judgments for the future. They are, however, subject to numerous risks, uncertainties, and assumptions, many of which are beyond CorpAcq's and Churchill's control, including those described from time to time in both CorpAcq Group PLC's and Churchill's SEC filings. Results may differ materially from those projected. Neither CorpAcq nor Churchill undertake any obligation to publicly revise or update any forward-looking statement made today.

During the call, we may also refer to certain financial measures that are not prepared in accordance with either-GAAP or IFRS. Non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of CorpAcq’s competitors and may not be directly comparable to similarly titled measures of CorpAcq’s competitors. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP or IFRS. Reconciliations of the most comparable GAAP measures are available in the final proxy statement/prospectus filed by CorpAcq Group PLC with the SEC on June 20, 2024.

With that, it’s my pleasure to turn the call over to Simon Orange. Simon?

Business Update

Speaker: Simon Orange

Thank you all for joining us today. I am very excited that we are approaching the closing of our transaction with Churchill Capital Corp. VII. As you know, Churchill's shareholder vote is scheduled for August 12th and closing of our business combination is anticipated to occur shortly thereafter, subject to satisfaction or waiver of the closing conditions.

Ahead of the vote, we would like to provide investors with a brief update on our year-to-date business performance, progress of our acquisition pipeline and the exciting opportunities we are seeing in our market through the remainder of the year and beyond.

We expect to publish a full IFRS 1H earnings report in the period after closing, however the preliminary, unaudited results for 1H24 indicate a continuation of positive overall revenue and Adjusted EBITDA growth up in the low to mid-single digits against the same period in 2023 inclusive of acquisitions operating consistent with our plan. As you will see, this performance compares well against our European compounder peers, which demonstrates the resilience, fundamentals and quality of companies in the CorpAcq portfolio.

Although the UK economy was the fastest growing economy across the G7 in Q1 2024, the overall 0.7% Q1 growth of the UK economy, followed by a sense of pause in some business activity in the run up to the UK general election in early July, did not provide the tailwind for continuation of the exceptional organic growth we were able to achieve through 2023. Whilst overall YTD 2024 growth remains trending positive, as a reminder our first half in 2023 saw revenue and Adjusted EBITDA up approximately 12% and 15% respectively, with Adjusted EBITDA organic growth up approximately 11%. We would normally expect to see that type of organic growth over a 2-year period.

The conclusion of the UK general election and confirmation of a new government we expect will provide a welcome stability in macroeconomic outlook for the next 5 year term. Key policy pledges have been declared, particularly around easing planning and critical infrastructure spending, a national wealth fund to boost growth and unlock investment and a specific target to build 1.5 million new homes over the next parliament, we believe this provides a positive outlook for 2H 2024 and beyond from which our portfolio is well placed to benefit.

Acquisitions / Pipeline Update

Speaker: Simon Orange

In addition to our financial performance, we want to give an update on the main driver of our growth, our acquisition platform.

During the first six months of the year, we acquired one new business, marking our 43rd independent subsidiary in the CorpAcq portfolio. We are excited to add Premier Building Products, a distributor of high quality, specialized building products to our portfolio. The acquisition was completed in May so there was minimal contribution to our growth in the first half of the year. Premier earned approximately £2 million of EBITDA on £16 million of revenue in 2023. Timing of acquisitions will always fluctuate from quarter to quarter, and 1 completion does not reflect the scale of activity in our M&A environment but we have had to wait for this transaction to close to give us the required funding to complete further transactions .

Our pipeline remains strong and we continue to see a steady flow of new opportunities. From the position of 10 businesses in advanced discussions at December 2023 we have now completed one acquisition in May and have a further eight under LOI and in the due diligence process. We expect several of these acquisitions to close in the coming months using the cash generated from the contemplated business combination with Churchill.

We are also in advanced discussions with an additional 13 companies representing over £90 million EBITDA, providing the platform that we believe will continue to achieve our portfolio run rate growth targets. As we work to close the business combination with Churchill, we expect that the additional cash to balance sheet from the transaction will help us accelerate the pace of acquisitions and allow us to complete many of these deals before the end of 2025.

And now let me turn things over to Michael Klein, CEO of Churchill, to say a few words about the upcoming Churchill vote. Michael?

Transaction Update

Speaker: Michael Klein

Thank you, Simon. We are very pleased to be reaching the final stages of the business combination between CorpAcq and Churchill Capital VII. As we are nearly one year since our business combination was agreed and announced, CorpAcq’s operating profitability and EBITDA growth and the substantial acquisition pipeline both of which Simon has referenced has combined to materially increase the attractiveness of Churchill Capital’s entry valuation.

I’d ask that you please see the most recent investor presentation filed, you’ll note that the 2023 run rate EBITDA was $168 Million and that was before any of the recent growth and acquisitions that Simon has noted. As you know, when we began this process, we believed we were bringing CorpAcq to the public market at an attractive discount to its comparable trading peers including both its direct European compounder peers and diversified industrial companies. Since we announced the combination in August of 2023 and through 1H24, the compounder peers have risen over 50% on average and the 2024 EBITDA multiples for this peer set have expanded on average by one-third from 15x to above 20x, 2024 EBITDA and for the best peers above that level. Fortunately for Churchill stockholders, the valuation for CorpAcq has not changed, and that represents an even larger discount than previously contemplated.

This trading performance from the European compounder peers incorporate the 1H 24 period, which reflects on average, single digit growth and negligible organic growth which illustrates the resilience of the compounder model and the significant value opportunity that CorpAcq represents to our investors.

In addition, broad industrial peers1 in the US and small cap companies2 have also experienced substantial value increases since we announced our transaction and now trade on average in excess of 12.5x 2024 EBITDA. All of these multiples are meaningful premiums to the entry multiple we have created for Churchill stockholders and CorpAcq.

We all believe this is a great opportunity for our stockholders. CorpAcq is a business with an underlying portfolio of stable, highly profitable businesses and a pipeline that represents a long consistent runway of acquisitions.

Our enthusiasm for this business combination can be further reinforced by our decision to invest directly alongside our stockholders in CorpAcq. We will be investing an additional $20 million of equity into shares of CorpAcq in connection with investors at closing. This is an addition to our sponsor initial investment. We want to be long-term partners with the CorpAcq team and we look forward to years of substantial growth ahead.

Thank you.

About CorpAcq Holdings Limited

CorpAcq Holdings Limited (“CorpAcq”) is a corporate compounder founded in 2006 with deep commercial experience and a diversified portfolio of 43 companies (as of May 1, 2024) across multiple large industries. CorpAcq has a track record of unlocking business potential and long-term growth for small and medium-sized enterprises through its established M&A playbook and decentralized operational approach. CorpAcq's executive team develops close relationships with their subsidiaries' management to support them with financial and strategic expertise while allowing them to retain independence to continue to operate their businesses successfully. CorpAcq is headquartered in the United Kingdom. The information included on, or accessible through, CorpAcq’s website is not incorporated by reference into this communication.

1 Industrial peers include API Group, Emcor, and Johnson Controls

2 Russell 2000 Index

About Churchill Capital Corp VII

Churchill Capital Corp VII (“Churchill VII”) was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Additional Information and Where to Find It

This communication does not contain all the information that should be considered concerning the business combination between CorpAcq and Churchill VII (“Business Combination”) and the other transactions contemplated thereby (the "Transactions") and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions.

The post-effective amendment to the Registration Statement on Form F-4 filed by CorpAcq Group Plc in respect of the Business Combination (the "Post-Effective Amendment") was made effective by the U.S. Securities and Exchange Commission (the "SEC") on June 20, 2024 and includes the proxy statement/prospectus (the “Proxy Statement”) which was made available to Churchill VII’s stockholders and public warrant holders in connection with Churchill VII’s solicitation for proxies for the vote by Churchill VII’s stockholders and public warrant holders in connection with the Transactions and other matters described in the Post-Effective Amendment, as well as the prospectus relating to the offer and sale of securities to be issued by CorpAcq Group Plc to Churchill VII’s stockholders and public warrant holders in connection with the completion of the Transactions.

Before making any voting or other investment decisions, Churchill VII’s stockholders and public warrant holders and other interested persons are advised to read the Post-Effective Amendment and the Proxy Statement, in connection with Churchill VII’s solicitation of proxies for its Stockholder Special Meeting and its Warrant Holder Meeting, as well as other documents filed with the SEC by Churchill VII or CorpAcq Group Plc in connection with the Transactions and any amendments thereto, as these documents contain important information about CorpAcq, CorpAcq Group Plc, Churchill VII and the Transactions.

Churchill VII first mailed the Proxy Statement and other relevant documents to its stockholders and public warrant holders as of the Record Date on or about June 20, 2024. Stockholders and public warrant holders may also obtain a copy of the Post-Effective Amendment and the Proxy Statement, as well as other documents filed by Churchill VII or CorpAcq Group Plc with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan, " "project, " "forecast, " "intend, " "will, " "expect, " "anticipate, " "believe, " "seek, " "target, " "continue," "could, " "may," "might," "possible," "potential," "predict" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Churchill VII and CorpAcq have based the forward-looking statements on its current expectations about future performance, timing and events. The forward-looking statements in this communication include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics and the anticipated timing for the Business Combination to close. The forward-looking statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CorpAcq’s and Churchill VII’s respective management teams and are not predictions of actual timing and/or performance. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved. The forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions. Many actual events and circumstances are beyond the control of Churchill VII and CorpAcq. The forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about Churchill VII and CorpAcq that may cause the timing and/or performance indicated in this communication to be materially different from any actual future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include changes in domestic and foreign business changes in the competitive environment in which CorpAcq operates; CorpAcq’s ability to manage its growth prospects, meet its operational and financial targets, and execute its strategy; the impact of any economic disruptions, decreased market demand and other macroeconomic factors, including the effect of a global pandemic, to CorpAcq’s business, projected results of operations, financial performance or other financial metrics; CorpAcq’s reliance on its senior management team and key employees; risks related to liquidity, capital resources and capital expenditures; failure to comply with applicable laws and regulations or changes in the regulatory environment in which CorpAcq operates; the outcome of any potential litigation, government and regulatory proceedings, investigations, actions (including any potential U.S. or U.K. government shutdowns) and inquiries that Churchill VII or CorpAcq may face; assumptions or analyses used for CorpAcq’s forecasts proving to be incorrect and causing its actual operating and financial results to be significantly below its forecasts; CorpAcq failing to maintain its current level of acquisitions or an acquisition not occurring as planned and negatively affecting operating results; the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect CorpAcq Group Plc, which will be the combined company after the Transactions, or the expected benefits of the Transactions or that the approval of the stockholders of Churchill VII is not obtained; the risk that stockholders of Churchill VII could elect to have their shares redeemed by Churchill VII, leading to either Churchill VII failing to satisfy continued listing requirements for Nasdaq Global Market or Churchill VII having insufficient cash to complete the Transactions; the outcome of any legal proceedings that may be instituted against CorpAcq or Churchill VII; changes in applicable laws or regulations; the ability of Churchill VII or CorpAcq Group Plc to issue equity or equity linked securities in connection with the Transactions or in the future; the impact of certain geopolitical events, including wars in Ukraine and the surrounding region and the Middle East; the impact of a current or future pandemic on CorpAcq, CCVII, or CorpAcq Group's projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; those factors discussed in under the heading "Risk Factors" in the Post-Effective Amendment, as may be further amended from time to time, and other documents filed, or to be filed, with the SEC by Churchill VII or CorpAcq Group Plc. If any of these risks materialize or CorpAcq’s, CorpAcq Group Plc’s or Churchill VII’s assumptions prove incorrect, actual timing and/or performance could differ materially from the timing and/or performance implied by the forward-looking statements. There may be additional risks that CorpAcq, CorpAcq Group Plc nor Churchill VII presently know or that CorpAcq, CorpAcq Group Plc and Churchill VII currently believe are immaterial that could also cause actual timing and/or performance to differ materially from those contained in the forward-looking statements. In addition, the forward-looking statements reflect CorpAcq’s, CorpAcq Group Plc’s and Churchill VII’s expectations and views as of the date of this communication. CorpAcq, CorpAcq Group Plc’s and Churchill VII anticipate that subsequent events and developments will cause CorpAcq’s, CorpAcq Group Plc’s and Churchill VII’s assessments to change. However, while CorpAcq, CorpAcq Group Plc and Churchill VII may elect to update these forward-looking statements at some point in the future, CorpAcq, CorpAcq Group Plc and Churchill VII specifically disclaim any obligation to do so. The forward-looking statements should not be relied upon as representing CorpAcq, CorpAcq Group Plc and Churchill VII’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. An investment in CorpAcq, CorpAcq Group Plc or Churchill VII is not an investment in any of CorpAcq’s, CorpAcq Group Plc’s or Churchill VII’s founders’ or sponsors’ past investments or companies or any funds affiliated with any of the foregoing.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a proxy statement or solicitation of a proxy, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CorpAcq, CorpAcq Group Plc, Churchill VII, Churchill Sponsor VII LLC and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Churchill VII’s stockholders and public warrant holders with respect to the Transactions. A list of the names of Churchill VII’s directors and executive officers and a description of their interests in Churchill VII is set forth in certain filings with the SEC, including (but not limited to) the following: (1) the Definitive Proxy Statement (and specifically, the following sections: "Risk Factors-Risks Related to Churchill and the Business Combination"; "Information Related to Churchill-Management, Directors and Executive Officers"; "The Business Combination-Interests of Certain Persons in the Business Combination; Interests of the Churchill Initial Stockholders and Churchill’s Directors and Officers"; "Beneficial Ownership of Churchill Securities" and "Certain Relationships and Related Person Transactions-Churchill Relationships and Related Person Transactions"), (2) the Form 10-K filed by Churchill VII with the SEC on April 1, 2024 (and specifically, the following sections: "Item 1A. Risk Factors"; "Item 10. Directors, Executive Officers and Corporate Governance"; "Item 11. Executive Compensation"; "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters"; "Item 13. Certain Relationships and Related Transactions, and Director Independence" and "Item 15. Exhibits and Financial Statement Schedules-Note 5. Related Party Transactions"), (3) the Form 10-Qs filed by Churchill VII with the SEC on May 10, 2023, August 9, 2023,  November 9, 2023 and May 3, 2024 (and specifically, the discussion under "Item 1. Financial Statements-Note 5. Related Party Transactions" section in each such Form 10-Qs, respectively), (4) the Form 8-K filed by Churchill VII with the SEC on August 7, 2023 (and specifically, the disclosure under "Item 1.01 Entry Into a Material Definitive Agreement-Amended and Restated Sponsor Agreement"), (5) the Form 8-K filed by Churchill VII with the SEC on December 26, 2023 (and specifically, the disclosure under "Item 1.01 Entry Into a Material Definitive Agreement-Consent and Merger Agreement Amendment"), (6) the SCHEDULE 14A filed by Churchill VII with the SEC on January 22, 2024 (and specifically, the following sections: "The Business Combination-Interests of Certain Persons in the Business Combination" and "Beneficial Ownership of Churchill Securities"), and (7) other documents that may be filed with the SEC from time to time in connection with the Transactions, each of which are available free of charge at the SEC’s website located at www.sec.gov, or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019.